Filed by Acadia Healthcare Company, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: PHC, Inc.

Commission File No. 001-33323

Pioneer Behavioral Health® 200 Lake Street, Suite 102, Peabody, MA 01960 (978) 536-2777 Fax (978) 536-2677

October 11, 2011

Dear Fellow Shareholder:

We have previously sent to you proxy material for the important Special Meeting of PHC, Inc. shareholders, to be held on October 26, 2011. Your Board of Directors recommends that shareholders vote FOR all items on the agenda.

Your vote is important, no matter how many or how few shares you may own. If you have not already done so, please vote TODAY by telephone, via the internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Very truly yours,

/s/ Bruce A. Shear

Bruce A. Shear

President

REMEMBER:

You can vote your shares by telephone, or via the Internet.

Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting your shares, please call our proxy solicitor:

Georgeson Inc.

199 Water Street, 26th Floor

New York, New York 10038-3560

Banks and Brokers Call (212) 440-9800

All Others Call Toll-Free (888) 658-3624